Filer: Howard Schultz & Associates International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                Subject Company: Howard Schultz & Associates International, Inc.
                                                   Commission File No. 000-28000






FOR IMMEDIATE RELEASE




               THE PROFIT RECOVERY GROUP INTERNATIONAL COMMENTS ON
                              THIRD QUARTER OUTLOOK

     Expects Decrease in Revenues of Approximately 9% From Prior Year Period



ATLANTA, GA, OCTOBER 8, 2001 - The Profit Recovery Group International, Inc. ("PRG") (NASDAQ: PRGX) announced today that its third quarter results will be lower than the outlook the Company provided on July 26, 2001. The Company currently estimates that third quarter revenues from continuing operations will be approximately $71.8 million and diluted earnings per share from continuing operations will be approximately $0.04. The outlook statements in this release are preliminary, based on management's current best estimates, and subject to change. The Company will report final results for the third quarter of 2001 on October 31, 2001. The Company is in the process of re-evaluating its outlook for the fourth quarter of 2001, and currently expects to provide an updated outlook in combination with reporting the final third quarter results on October 31, 2001. Based on tentative and preliminary information, the Company currently anticipates that consolidated revenues for the fourth quarter of 2001 will increase by approximately 10% over the prior year.

"All of us at PRG were deeply saddened by the tragic events on September 11. We have been very fortunate not to have lost any of our employees, and I join everyone at PRG in extending our sincere condolences to those who were affected by this tragedy," said John Cook, Chairman and Chief Executive Officer of PRG.

"Our operations were severely disrupted by the September 11th tragedy at the most critical time in our quarterly business cycle," Cook continued. "The third month of every quarter yields higher revenues than either of the two preceding months. During that time, our people hold

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numerous  meetings and  interactions  with our clients  during which our clients approve our claim findings and enter these findings into their accounting systems for deduction against payments to vendors. Many of these meetings and interactions, which were scheduled to take place during the last 20 days of the month, were simply cancelled or postponed by our clients as their priorities suddenly and understandably shifted. Additionally, some of our clients were impacted in such a way that they have delayed or temporarily suspended audits, and air travel disruptions prevented some auditors from getting to client sites. Because of the unusual nature and timing of these events, it is difficult, if not impossible, for us to determine what our results would have been had they not occurred."

Cook commented, "We are in the process of returning to normal claims production levels and visibility. A vital area where we have considerably less-than-normal near-term visibility is the timing of conversion of our claim findings into revenues. Current purchasing patterns in the industries we predominantly serve, such as retailing and technology, have been dramatically altered, at least in the near-term. It is our clients' current payments for purchases that provide the mechanism for recovering the claims we find from prior purchasing activity. Since we operate on a pay-for-performance basis whereby we don't invoice our clients until they actually realize the financial benefit of our claim findings, any overall economic developments which affect our clients' ability to realize these recoveries will directly impact our ability to invoice our clients and record revenues. We are in the process of assessing what impact these developments may have on our near-term outlook. I want to emphasize that our challenge at hand does not involve finding valid audit claims for our clients. We continue to generate these claims in record numbers. Our challenge, as we see it, is a potentially unprecedented downturn in purchasing and payment activity by our clients which makes it more difficult, in the near-term, to convert claims into revenues."

Cook continued, "We remain fully committed to the strategic initiatives we announced in January 2001 to enhance PRG's financial position and clarify its investment and operating strategy by focusing on its core Accounts Payable business. Also, we are confident that our planned combination with Howard Schultz and Associates (HS&A) will create a world-class provider of unmatched services in an industry which we expect will continue to exhibit strong growth opportunities."


Bank Credit Facility
The Company has determined that, as of September 30, 2001, it was not in compliance with certain financial ratio covenants in its bank credit facility agreement. The Company has had initial dialogue with the members of its bank syndicate and will be holding further meetings and discussions with the syndicate over the coming weeks to pursue current and prospective covenant relief.



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Sale of Discontinued Operations
The Company continues to pursue the sale of its discontinued operations, is in active and ongoing negotiations with bidders for these businesses, and has concluded a letter of intent on the sale of one of the businesses. The Company, in consultation with its advisors, is assessing whether the current economic conditions and other factors may have an impact on the collective expected net proceeds from selling the discontinued operations. As a result, it is possible that the Company may be required to record a write-down of the aggregate carrying value of its discontinued operations as of September 30, 2001 or in a subsequent period.


Planned Acquisition of Howard Schultz and Associates
On September 7, 2001, the Company filed a Form S-4 registration statement with the Securities and Exchange Commission in connection with its planned acquisition of HS&A. The Company continues to make substantial progress with its integration planning. The combination remains subject to approval of both companies' shareholders, approval from PRG's bank syndicate including modifications of certain aspects of PRG's credit agreement, and other customary regulatory approvals. Further detail with respect to the planned acquisition is available in the Company's Form S-4.


Conference Call and Webcast Information
PRG will hold a conference call today, October 8, 2001 at 10:00 a.m. EDT to discuss its revised third quarter outlook and other Company developments. To access the conference call, listeners in the U.S. should dial 888-396-0289 at least 5 minutes prior to the start of the conference. Listeners outside the U.S. should dial 712-271-0025. To access the conference call, provide the leader's name 'John Cook' and the passcode 'PRGX.'

The teleconference will also be audiocast on the Internet at www.prgx.com. Real Network's Real Player or Microsoft Windows Media Player is required to access the audiocast. Real Player can be downloaded from www.real.com. Media Player can be downloaded from www.microsoft.com/windows/mediaplayer.

A playback of the call will be available through October 22, 2001 by calling 800-486-4195 (U.S. participants) or 402-344-6793 (international participants). No passcode is required to access the replay. The replay will also be available at www.prgx.com.


About The Profit Recovery Group International, Inc.
Headquartered  in Atlanta,  Ga., The Profit Recovery Group  International,  Inc.
(PRG) is one of the world's leading providers of recovery audit services. PRG's continuing operations employ approximately 2,500 employees in 34 countries providing more than 2,500 clients with insightful value to optimize and expertly manage their business transactions. PRG's clients represent a variety of industries including retailing, wholesale distribution, manufacturing, government, high-tech and healthcare organizations. PRG was founded in 1990 and became a publicly-traded

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company in 1996.  Shares of PRG are traded on the NASDAQ  National  Market under the symbol PRGX. For additional information visit our web site at www.prgx.com.


Forward Looking Statements
Statements made in this news release which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the possibilities that (i) we may be unable to obtain current or prospective covenant relief from our lenders and our indebtedness could be accelerated or our credit facility revoked, (ii) if the current economic slowdown continues, our clients may not return to previous purchasing levels, and as a result we may be unable to recognize anticipated revenues, (iii) announced divestitures may require a longer time to accomplish than we anticipate, or may not be consummated at all, and we may incur additional losses if, upon disposal, we do not receive the prices we anticipate for such businesses and may incur unanticipated further charges as a result of our divestiture initiatives, (iv) the announced intention to dispose of the discontinued operations may result in the loss of key personnel and diminished operating results in such operations, (v) we may not achieve anticipated expense savings, (vi) our past and future investments in technology and e-commerce may not benefit our business, (vii) our Accounts Payable and French Taxation Services businesses may not grow as expected, (viii) our international expansion may prove unprofitable, (ix) a decision to sell Groupe Alma could result in a material net loss on the transaction; and (x) we may not be able to successfully complete the acquisition of Howard Schultz and Associates or successfully integrate such firm and achieve the substantial planned post-acquisition synergy cost savings even if the acquisition is completed. If the acquisition of Howard Schultz and Associates is not completed, the Company will incur a substantial charge to operations for cumulative out-of-pocket business combination costs incurred. Other risks and uncertainties that may affect our business include (i) our ability to effectively manage our business during the divestitures and our business integration with Howard Schultz and Associates, (ii) the possibility of an adverse judgment in pending securities litigation, (iii) the impact of certain accounting pronouncements by the Financial Accounting Standards Board or the United States Securities and Exchange Commission, (iv) potential timing issues that could delay revenue recognition, (v) the effect of strikes, (vi) future weakness in the currencies of countries in which we transact business,
(vii) changes in economic cycles, (viii) competition from other companies, (ix) the effect of bankruptcies of our larger clients, (x) changes in governmental regulations applicable to us, and other risk factors, detailed in our Securities and Exchange Commission filings, including the Company's Form S-4 filed September 7, 2001 (File No. 333-69142). The Company disclaims any obligation or duty to update or modify these forward-looking statements.


Additional Information
PRG and HS&A have filed a preliminary joint proxy statement/prospectus contained in PRG's registration statement on Form S-4 (File no.333-69142) filed with the SEC on September 7, 2001. Investors of PRG and HS&A are urged to read the preliminary joint proxy statement/prospectus and any other relevant documents filed with the SEC because they will

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contain important information.  You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PRG free of charge by requesting them in
writing  from  Leslie  H.   Kratcoski,   Director,   Investor   Relations,   PRG
International, Inc., 2300 Windy Ridge Parkway, Suite 100N, Atlanta, GA 30339, or by telephone at 770-779-3900.

PRG and HS&A, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of PRG and HS&A in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HS&A common stock. Information about the interests of directors and executive officers of PRG and HS&A and their ownership of securities of PRG and HS&A is set forth in the preliminary joint proxy statement/prospectus.


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Contacts:
                  Investor Contact:               Media & Client Contact:
                  Leslie H. Kratcoski             Michelle B. Duncan
                  Investor Relations              Corporate Communications
                   (770) 779-3099                 (770) 779-3295

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